UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number: 001-42723

GRANDE GROUP LIMITED

(Translation of registrant’s name into English)

Suite 2701, 27/F., Tower 1,
Admiralty Center, 18 Harcourt Road,
Admiralty, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

On June 30, 2025, Grande Group Limited, a British Virgin Islands company (the “Company”) entered into an underwriting agreement (the “Underwriting Agreement”) with Cathay Securities, Inc., as representative (the “Representative”) of the underwriters named therein, pursuant to which the Company agreed to sell to the Representative in a firm commitment underwritten public offering (the “Offering”) an aggregate of 1,875,000 Class A ordinary shares of the Company, par value $0.00001 per share (the “Class A Ordinary Shares”), at a public offering price of $5.00 per share. The Company has also granted the Underwriter a 45-day option (the “Over-allotment Option”) to purchase up to an additional 281,250 Class A Ordinary Shares at the public offering price.

On July 10, 2025, the Representative exercised its Over-allotment Option fully to purchase an additional 281,250 Class A Ordinary Shares of the Company at the public offering price of US$5.00 per share. The closing for the sale of the Over-allotment Option took place on July 14, 2025. As a result, the gross proceeds of the Company’s initial public offering, including the proceeds from the exercise of the Over-allotment Option, totaled approximately US$10.78 million, before deducting underwriting discounts and other related expenses.

A copy of the press release announcing the Representative’s exercise of the Over-allotment Option is attached as Exhibit 99.1 and incorporated herein by reference.

This report does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

EXHIBITS INDEX

Exhibit No.	Description
99.1	Press Release dated July 14, 2025, announcing the exercise of the over-allotment option.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 14, 2025	Grande Group Limited

	By:	/s/ Yujie, CHEN
	Name:	Yujie, CHEN
	Title:	Chief Executive Officer and Chair of the Board

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